As filed with the Securities and Exchange Commission on January 29, 2009
Securities Act File No. 333-118854 Investment Company Act File No. 811-21173

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
_____________
SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. 1 )
Man-Glenwood Lexington, LLC (Name of Issuer)
Man-Glenwood Lexington, LLC (Names of Person(s) Filing Statement)
Units of Interest, Par Value $0.01 (Title of Class of Securities)
561649 10 4 (CUSIP Number of Class of Securities)

Kirsten Ganschow, Esq.
Man-Glenwood Lexington, LLC
123 N. Wacker Drive, 28th Floor
Chicago, IL 60606
(312) 881-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________ Copies to: Michael S. Caccese, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington, LLC (the “Fund”) relating to an offer to purchase (the “Offer”) up to $11,000,000 of units of interests (“Units”) in the Fund or portions thereof pursuant to tenders by members of the Fund (“Members”) at a price equal to the net asset value of Units as of December 31, 2008 and originally filed with the Securities and Exchange Commission on October 30, 2008, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on November 28, 2008 (the “Expiration Date”). Pursuant to the Offer, 62,744.374 Units were tendered and accepted by the Fund, at a net asset value of $104.13 as determined as of December 31, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man-Glenwood Lexington, LLC

By:
 John B. Rowsell
 President

January 29, 2009